Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
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
                                                                                                                     Quarter Ended
(thousands of dollars)                                                      Year Ended September 30,                  December 31
                                                          ------------------------------------------------------------------------
                                                              1999        2000      2001        2002         2003         2003
                                                          -----------------------------------------------------------------------
Fixed Charges Computation
     Interest expensed and capitalized                      $  4,178    $ 3,603   $    145    $    417     $ 12,060     $  2,913
     Amortized premiums, discounts, and capitalized
      expenses related to indebtedness                         2,075      3,034         79         136        3,857        2,588
     Reasonable approximation of interest within
      rental expense                                             131         26         20          72        1,139          302
                                                            --------    -------   --------    --------     --------     --------
Total Fixed Charges                                            6,384      6,663        244         625       17,056        5,803

Preferred equity dividends                                       466        378        113           -            -            -
                                                            --------    -------   --------    --------     --------     --------
Total Fixed Charges and Preferred Equity Dividends           $ 6,850    $ 7,041   $    357    $    625     $ 17,056     $  5,803
                                                             =======    =======   ========    ========     ========     ========


Earnings Computation
Pre-tax income (loss) from continuing operations before
 adjustment for minority interests in consolidated
 subsidiaries or income or loss from equity investees       $(28,402)   $ 8,642   $ 14,468    $ 40,236     $ 60,081     $ 16,252
Plus
     Fixed charges                                             6,850      7,041        357         625       17,056        5,803
Minus
     Interest capitalized                                          -          -          -           -          230          161
                                                            --------    -------   --------    --------     --------     --------
Total Earnings                                              $(21,552)   $15,683   $ 14,825    $ 40,861     $ 76,907     $ 21,894
                                                            ========    =======   ========    ========     ========     ========

Ratio of Earnings to Combined Fixed Charges and
 Preferred Stock Dividends                                    N/A          2.23      41.53       65.38         4.51         3.77
Dollar amount of Deficiency                                 $(28,402)      N/A       N/A         N/A          N/A          N/A

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